                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*



                             Life USA Holding, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                    531918209
                                 (CUSIP Number)

     Michael T. Westermeyer, Allianz Life Insurance Company of North America
                1750 Hennepin Avenue South, Minneapolis, MN 55403
                                 (612) 347-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 4, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
CUSIP NO. 531918209                  SCHEDULE 13D
-----------------------

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1      NAME OF REPORTING PERSON, IRS IDENTIFICATION NO. OF ABOVE PERSON
              Allianz Life Insurance Company of North America        41-1366075
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                             (b) [ ]
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3      SEC USE ONLY
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4      SOURCE OF FUNDS
            WC
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                      [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
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                                       7              SOLE VOTING POWER

                NUMBER OF                               5,304,056 (1)
                 SHARES                ---------------------------------------
              BENEFICIALLY             8             SHARED VOTING POWER
                OWNED BY                                      0
                  EACH                 ---------------------------------------
                REPORTING              9           SOLE DISPOSITIVE POWER
                 PERSON                                 5,304,056 (1)
                  WITH                 ---------------------------------------
                                       10         SHARED DISPOSITIVE POWER
                                                              0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,304,056 (1)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[X]
             (1)
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.5% (based on 25,893,100 shares outstanding on March 31, 1998) (1)
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
          IC, CO
------------------------------------------------------------------------------

(1) Does not include direct purchases over the next five years of newly issued Common Stock from the Issuer pursuant to the Stock Purchase Agreement.

                                 AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D


         This Amendment No. 5 amends the Schedule 13D, dated February 24, 1995 (as previously amended) of Allianz Life Insurance Company of North America ("Allianz") with respect to the Common Stock, $.01 par value, ("Common Stock") of Life USA Holding, Inc., a Minnesota corporation (the "Issuer"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

         This amendment reflects additional purchases of the Issuer's Common Stock and an amendment to the Stock Purchase Agreement.

Item 3.           Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the shares of Common Stock (the "Additional Shares") purchased by Allianz as reported in Item 5(c) of this
Schedule 13D was $11,142,265.50, which purchase was financed by working capital funds of Allianz.

Item 4.           Purpose of the Transaction

         As described in Amendment No. 1 to Schedule 13D, Allianz previously purchased shares of Common Stock. In accordance with the Stock Purchase Agreement between Issuer and Allianz, Allianz has purchased the Additional Shares.

Item 5.           Interest in Securities of the Issuer

         (a) As of the close of business on August 12, 1998, Allianz beneficially owned 5,304,056 shares of Common Stock or approximately 20.5% of the outstanding shares of Common Stock (based on 25,893,100 shares outstanding on March 31, 1998).

         (b) Allianz has sole voting power and sole dispositive power as to the shares of Common Stock described in (a) above.

         (c) Pursuant to the Stock Purchase Agreement, on August 4, 1998 Allianz purchased 406,092 shares of Common Stock from the Issuer for $10,000,015.50. The following table sets forth the open market transactions effected by Allianz since June 23, 1998:

        Trade Date            Number of Shares          Price Per Share
      July 29, 1998              100,000                 $    11.42

All of such transactions reflect principal purchases effected on the open market.

         Other than the acquisition of Common Stock described above, no transactions with respect to the Common Stock have been effected since June 23, 1998 by Allianz, Allianz Aktiengesellschaft Holding ("AZ AG"), Allianz of America, Inc. ("AZOA") or, to the best knowledge of Allianz, by any executive officer or director of Allianz, AZ AG or AZOA.

         (d) No other person is known by Allianz to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

         (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         On January 30, 1998, Allianz and the Issuer entered into Amendment No. 1 to Stock Purchase Agreement to correct the number of shares subject to preemptive rights to 241,846 in lieu of 239,165.

         On July 15, 1998, Allianz and the Issuer entered into Amendment No. 2 to Stock Purchase Agreement to (i) to provide that stock to be issued shall be considered outstanding for certain purposes (ii) to amend Section 2.5 relating to the maximum number of shares of Common Stock that Allianz and its affiliates may own so that stock repurchased by the Issuer pursuant to a stock repurchase program approved by the Issuer's Board of Directors on June 15, 1998 (the "Stock Repurchase Plan") will be considered as outstanding for purposes of calculating the percentage limitation and (iii) to except from the Issuer's limitation on repurchases the Stock Repurchase Plan.

         The term "Stock Purchase Agreement" refers to the Stock Purchase Agreement, as so amended.

Item 7            Material to be filed as Exhibits.

         Exhibit 1-Amendment No. 1 to Stock Purchase Agreement.

         Exhibit 2-Amendment No. 2 to Stock Purchase Agreement.

Signature

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.

Date:  August 13, 1998

                                     ALLIANZ LIFE INSURANCE COMPANY OF
                                       NORTH AMERICA


                                     By  /s/ Michael T. Westermeyer
                                         ------------------------------------
                                         Michael T. Westermeyer
                                         Vice President, Corporate Legal Officer
                                            and Secretary

                                 AMENDMENT NO. 1
                                       TO
                            STOCK PURCHASE AGREEMENT



         THIS AMENDMENT is made and entered into as of January 30, 1998 among LIFE USA HOLDING, INC., a Minnesota corporation (the "Company"), and ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA, a Minnesota corporation ("Allianz").

                              W I T N E S S E T H:

         WHEREAS, the parties hereto have entered into the Stock Purchase Agreement dated January 13, 1998 (the "Agreement" and all terms defined in the Agreement are used herein as defined in the Agreement); and

         WHEREAS, as a result of the finalization of the Company's audited financial statements for the year ended December 31, 1997, the Company has determined that the number of shares of its Common Stock subject to the Preemptive Rights was 241,846 shares as of December 31, 1997 rather than 239,165 shares as stated in the Agreement and the parties desire to amend the Agreement to reflect this change;

         NOW, THEREFORE, in consideration of these premises and of the covenants, conditions and promises hereinafter set forth and for One Dollar ($1.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         1. Shares Subject to Preemptive Rights. The number "241,846" is hereby inserted in lieu of the number "239,165" in Section 1.2 of the Agreement.

         2. Full Force and Effect. Except as expressly set forth herein, the Agreement as amended hereby shall continue in full force and effect in accordance with its terms.

         3. Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.

         4. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Minnesota, without regard to the principles thereof regarding conflict of laws.

         IN WITNESS WHEREOF, the parties have executed this Agreement, each as of the date first above written.


                                          LIFE USA HOLDING, INC.


                                          By  /s/Mark A. Zesbaugh
                                             -------------------------
                                             Mark A. Zesbaugh, Executive
                                             Vice President and Chief

                                             Financial Officer



                                          ALLIANZ LIFE INSURANCE COMPANY OF
                                          NORTH AMERICA


                                          By  /s/Michael T. Westermeyer
                                             --------------------------------
                                             Michael T. Westermeyer
                                             Vice President, Secretary, and
                                             Corporate Legal Officer

                                 AMENDMENT NO. 2
                                       TO
                            STOCK PURCHASE AGREEMENT


         THIS AMENDMENT is made and entered into as of July 15, 1998 between LIFE USA HOLDING, INC., a Minnesota corporation (the "Company"), and ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA, a Minnesota corporation ("Allianz").


                              W I T N E S S E T H:

         WHEREAS, the parties hereto have entered into the Stock Purchase Agreement dated January 13, 1998, as amended by Amendment No. 1 to Stock Purchase Agreement dated as of January 30, 1998 (the "Agreement" and all terms defined in the Agreement are used herein as defined in the Agreement); and

         WHEREAS, the parties wish to amend Section 2.2 of the Agreement to include certain shares of Common Stock in the divisor for purposes of determining Book Value Per Share; and

         WHEREAS, the Company has authorized the repurchase of up to 4,000,000 shares of its Common Stock pursuant to a stock repurchase plan adopted by the Board of Directors of the Company on July 15, 1998 (the "Stock Repurchase Plan"); and

         WHEREAS, Section 2.5 of the Agreement limits the percentage ownership by Allianz of the Company's Common Stock, and the parties wish to amend Section
2.5 to the Agreement to avoid reduction in the maximum ownership by Allianz as a result of the Stock Repurchase Plan; and

         WHEREAS, the parties wish to amend Section 7.17(b) of the Agreement to permit the Company to carry out the Stock Repurchase Plan,

         NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                  Amendment to Section 2.2 of the Agreement. Section 2.2 of the Agreement is amended by adding an additional sentence to the end of Section 2.2 reading as follows:

                  "For purposes of determining Book Value Per Share pursuant to this Section 2.2, the actual number of issued and outstanding shares of Common Stock as of the Determination Date shall be deemed to include shares to be issued in the July or January immediately following the Determination Date for the benefit of participants in the Company's Employee Savings Plan (401(k)
                  Plan) upon payment of funds reserved for the purchase of Common Stock during the calendar quarter ended as of the Determination Date."

                  Amendment of Section 2.5 of the Agreement. Section 2.5 of the Agreement is amended by adding an additional sentence to the end of Section 2.5 reading as follows:

                  For purposes of this Section 2.5, the actual number of issued and outstanding shares of Common Stock of the Company with respect to which Allianz's percentage ownership shall be determined shall be deemed to include all Common Stock repurchased by the Company pursuant to the stock repurchase plan approved by the Board of Directors of the Company on July 15, 1998."

                  Amendment to Section 7.17 of the Agreement. Clause (b) of
Section 7.17 of the Agreement is hereby amended to read as follows:

                  "(b) repurchase any shares of its Common Stock from any of its shareholders in any calendar year in excess of five percent (5%) of the number of shares of Common Stock outstanding at the beginning of such year, provided that this restriction on repurchase shall not apply to the Company's repurchase of its Common Stock pursuant to the stock repurchase plan approved by the Board of Directors of the Company on July 15, 1998."

                  Full Force and Effect. Except as expressly set forth herein, the Agreement as amended hereby shall continue in full force and effect in accordance with its terms.

                  Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.

                  Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Minnesota, without regard to the principles thereof regarding conflict of laws.
         IN WITNESS WHEREOF, the parties have executed this Agreement, each as of the date first above written.

                                        LIFE USA HOLDING, INC.

                                        By  /s/Mark A. Zesbaugh
                                           -------------------------------
                                           Mark A. Zesbaugh, Executive
                                           Vice President and Chief
                                           Financial Officer


                                        ALLIANZ LIFE INSURANCE COMPANY OF
                                        NORTH AMERICA

                                        By  /s/Michael T. Westermeyer
                                           --------------------------------
                                           Michael T. Westermeyer
                                           Vice President, Secretary, and
                                           Corporate Legal Officer